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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)

                              (AMENDMENT NO. ____)*


                                 Interdent, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45865R208
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 January 1, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / /  Rule 13d-1(b)

      / /  Rule 13d-1(c)

      /X/  Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Interdent, Inc.                                     CUSIP No.: 45865R208

--------------------------------------------------------------------------------

    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC)
           13-337-6808

--------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)..................................................................

           (b)..................................................................

--------------------------------------------------------------------------------

    3.     SEC Use Only.........................................................
--------------------------------------------------------------------------------

    4.     Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------

                         5.  Sole Voting Power        $15,000,000.00 in
                                                      aggregate principal amount
                                                      of 7.0% Convertible
                                                      Subordinated Notes
                                                      initially convertible into
                                                      384,615 shares of Common
                                                      Stock and 1,085,767 shares
                                                      of Series D Preferred
                                                      Stock currently
                                                      convertible into 180,961
                                                      shares of Common Stock.
                       ---------------------------------------------------------
  Number of Shares
  Beneficially Owned     6.  Shared Voting Power ...............................
  by Each Reporting    ---------------------------------------------------------
  Person With:
                         7.  Sole Dispositive Power   $15,000,000.00 in
                                                      aggregate principal amount
                                                      of 7.0% Convertible
                                                      Subordinated Notes
                                                      initially convertible into
                                                      384,615 shares of Common
                                                      Stock and 1,085,767 shares
                                                      of Series D Preferred
                                                      Stock currently
                                                      convertible into 180,961
                                                      shares of Common Stock.
                       ---------------------------------------------------------

                         8.  Shared Dispositive Power ..........................
--------------------------------------------------------------------------------

 9.        Aggregate Amount Beneficially Owned by     $15,000,000.00 in
           Each Reporting Person                      aggregate principal amount
                                                      of 7.0% Convertible
                                                      Subordinated Notes
                                                      initially convertible into
                                                      384,615 shares of Common
                                                      Stock and 1,085,767 shares
                                                      of Series D Preferred
                                                      Stock currently
                                                      convertible into 180,961
                                                      shares of Common Stock.
--------------------------------------------------------------------------------

 10.       Check if the Aggregate Amount in Row (9) Excludes
           Certain Shares (See Instructions) ...................................

 11.       Percent of Class Represented by Amount in Row (9)       14.2%
--------------------------------------------------------------------------------

 12.       Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

CO
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------

                               Page 2 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Interdent, Inc.                                     CUSIP No.: 45865R208


ITEM 1.

             (a)      NAME OF ISSUER:

                      Interdent, Inc.

             (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      222 No. Sepulveda Blvd.
                      Suite 240
                      El Segundo, CA  90245

ITEM 2.

             (a)      NAME OF PERSON FILING:

                      J.P. Morgan Partners (SBIC), LLC

                      Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

             (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                      RESIDENCE:

                      1221 Avenue of the Americas
                      New York, New York  10020

             (c)      CITIZENSHIP:

                      Delaware

             (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

                      Common Stock

             (e)      CUSIP NUMBER:
                      45865R208


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13D-1(B) OR 240. 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             Not applicable.

ITEM 4.  OWNERSHIP

             (a)      AMOUNT BENEFICIALLY OWNED:

                      $15,000,000.00 in aggregate principal amount of 7.0% Convertible Subordinated Notes initially convertible into 384,615 shares of Common Stock and 1,085,767 shares of Series D Preferred Stock currently convertible into 180,961 shares of Common Stock.

             (b)      PERCENT OF CLASS:

                      14.2% (as of December 31, 2001)

             (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


                               Page 3 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Interdent, Inc.                                     CUSIP No.: 45865R208


                  (i) $15,000,000.00 in aggregate principal amount of 7.0% Convertible Subordinated Notes initially convertible into 384,615 shares of Common Stock and 1,085,767 shares of Series D Preferred Stock currently convertible into 180,961 shares of Common Stock.

                  (ii)     Not applicable.

                  (iii) $15,000,000.00 in aggregate principal amount of 7.0% Convertible Subordinated Notes initially convertible into 384,615 shares of Common Stock and 1,085,767 shares of Series D Preferred Stock currently convertible into 180,961 shares of Common Stock.

                  (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10. CERTIFICATION

            Not applicable.


                               Page 4 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Interdent, Inc.                                     CUSIP No.: 45865R208


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2002

                                       J.P. MORGAN PARTNERS (SBIC), LLC



                                       By:   /s/ JEFFREY C. WALKER
                                           -------------------------------------
                                           Name:  Jeffrey C. Walker
                                           Title: President



                               Page 5 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Interdent, Inc.                                     CUSIP No.: 45865R208



                                  EXHIBIT 2(A)

                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business address and employments of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.



                               Page 6 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Interdent, Inc.                                     CUSIP No.: 45865R208

                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                              EXECUTIVE OFFICERS(1)

President                                              Jeffrey C. Walker*
Executive Vice President                               Mitchell J. Blutt, M.D.*
Executive Vice President                               Arnold L. Chavkin*
Executive Vice President                               John M.B. O'Connor*
Managing Director                                      Dr. Dana Beth Ardi*
Managing Director                                      John R. Baron*
Managing Director                                      Christopher C. Behrens*
Managing Director                                      David S. Britts*
Managing Director                                      Julie Casella-Esposito*
Managing Director                                      Jerome Colonna*
Managing Director                                      Rodney A. Ferguson*
Managing Director                                      David L. Ferguson*
Managing Director                                      David Gilbert*
Managing Director                                      Eric A. Green*
Managing Director                                      Michael R. Hannon*
Managing Director                                      Donald J. Hofmann, Jr. *
Managing Director                                      W. Brett Ingersoll*
Managing Director                                      Alfredo Irigoin*
Managing Director                                      Andrew Kahn*
Managing Director                                      Jonathan R. Lynch*
Managing Director                                      Thomas G. Mendell*
Managing Director                                      Stephen P. Murray*
Managing Director                                      Timothy Purcell*
Managing Director                                      Faith Rosenfeld*
Managing Director                                      Robert R. Ruggiero, Jr. *
Managing Director                                      Susan L. Segal*
Managing Director                                      Kelly Shackelford*
Managing Director                                      Shahan D. Soghikian*
Managing Director                                      Patrick J. Sullivan*
Managing Director                                      Timothy J. Walsh*
Managing Director                                      Richard D. Waters, Jr. *
Managing Director                                      Damion E. Wicker, M.D.*
Managing Director                                      Eric R. Wilkinson*
Senior Vice President                                  Marcia Bateson*
Senior Vice President and Assistant Secretary          Mounir Nahas*
Senior Vice President and Assistant Secretary          Stephen Skoczylas*
Senior Vice President, Treasurer and
  Assistant Secretary                                  Elisa R. Stein*
Vice President and Assistant Secretary                 Jeffrey Glatt*
Vice President and Assistant Secretary                 Puneet Gulati*
Vice President and Assistant Secretary                 Sandra King*
Vice President and Assistant Secretary                 Scott Kraemer*
Secretary                                              Anthony J. Horan**
Assistant Secretary                                    Robert C. Caroll**
Assistant Secretary                                    Denise G. Connors**

--------------
1 Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                               Page 7 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Interdent, Inc.                                     CUSIP No.: 45865R208

                                  DIRECTORS(1)

                               Jeffrey C. Walker*









--------------
1 Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                               Page 8 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Interdent, Inc.                                     CUSIP No.: 45865R208


                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)

President                                           Jeffrey C. Walker*
Executive Vice President                            Mitchell J. Blutt, M.D.*
Executive Vice President                            Arnold L. Chavkin*
Executive Vice President                            John M.B. O'Connor*
Managing Director                                   Dr. Dana Beth Ardi*
Managing Director                                   John R. Baron*
Managing Director                                   Christopher C. Behrens*
Managing Director                                   David S. Britts*
Managing Director                                   Julie Casella-Esposito*
Managing Director                                   Jerome Colonna*
Managing Director                                   Rodney A. Ferguson*
Managing Director                                   David L. Ferguson*
Managing Director                                   David Gilbert*
Managing Director                                   Eric A. Green*
Managing Director                                   Michael R. Hannon*
Managing Director                                   Donald J. Hofmann, Jr. *
Managing Director                                   W. Brett Ingersoll*
Managing Director                                   Alfredo Irigoin*
Managing Director                                   Andrew Kahn*
Managing Director                                   Jonathan R. Lynch*
Managing Director                                   Thomas G. Mendell*
Managing Director                                   Stephen P. Murray*
Managing Director                                   Timothy Purcell*
Managing Director                                   Faith Rosenfeld*
Managing Director                                   Robert R. Ruggiero, Jr. *
Managing Director                                   Susan L. Segal*
Managing Director                                   Kelly Shackelford*
Managing Director                                   Shahan D. Soghikian*
Managing Director                                   Patrick J. Sullivan*
Managing Director                                   Timothy J. Walsh*
Managing Director                                   Richard D. Waters, Jr. *
Managing Director                                   Damion E. Wicker, M.D.*
Managing Director                                   Eric R. Wilkinson*
Senior Vice President                               Marcia Bateson*
Senior Vice President and Assistant Secretary       Mounir Nahas*
Senior Vice President and Assistant Secretary       Stephen Skoczylas*
Senior Vice President, Treasurer and
  Assistant Secretary                               Elisa R. Stein*
Vice President and Assistant Secretary              Jeffrey Glatt*
Vice President and Assistant Secretary              Puneet Gulati*
Vice President and Assistant Secretary              Sandra King*
Vice President and Assistant Secretary              Scott Kraemer*
Secretary                                           Anthony J. Horan**
Assistant Secretary                                 Robert C. Caroll**
Assistant Secretary                                 Denise G. Connors**

--------------
1 Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                               Page 9 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Interdent, Inc.                                     CUSIP No.: 45865R208


                                  DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*





--------------
1 Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                               Page 10 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Interdent, Inc.                                     CUSIP No.: 45865R208


                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Geoffrey T. Boisi *
Vice Chairman; Head of Retail and Middle Market, Financial                 David A. Coulter*
  Services and Management and Private Banking
Director of Human Resources                                                John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                   Walter A. Gubert*
Vice Chairman                                                              Thomas B. Ketchum*
Director of Corporate Marketing and Communications                         Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Donald H. Layton*
Vice Chairman                                                              James B. Lee Jr. *
General Counsel                                                            William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
Vice Chairman                                                              Jeffrey C. Walker**
Executive Vice President; General Auditor                                  William J. Moran*
Chief Financial Officer                                                    Dina Dublon*
Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                     David B. Edelson*
Managing Director; Head of Credit Risk Policy                              Suzanne Hammett*
Corporate Secretary                                                        Anthony James Horan*
Senior Vice President; Chief Compliance Officer                            Gregory S. Meredith*
Controller                                                                 Joseph L. Scalfani*
Assistant Corporate Secretary                                              James C. Berry*

                                   DIRECTORS(1)

                                       PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                  BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                      Retired Chairman of the Board and
                                       Chief Executive Officer
                                       Deere & Company
                                       One John Deere Place
                                       Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                      Chairman and Chief Executive Officer
                                       Bechtel Group, Inc.
                                       P.O. Box 193965
                                       San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                 President and Chief Executive Officer
                                       The Hearst Corporation
                                       959 Eighth Avenue
                                       New York, New York  10019
--------------------------------------------------------------------------------


--------------
1        Each of whom is a United States citizen.

*        Principal occupation is employee or officer of J.P. Morgan Chase & Co.
         Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.



                               Page 11 of 12 Pages

                                  SCHEDULE 13G

ISSUER: Interdent, Inc.                                     CUSIP No.: 45865R208


                                       PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                                  BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                   Chairman of the Board
                                       Honeywell International
                                       P.O. Box 3000
                                       Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns                      Chairman of the Board
                                       Ryder System, Inc.
                                       3600 N.W. 82nd Avenue
                                       Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                    Retired Co-Chairman
                                       BP Amoco p.l.c.
                                       1111 Warrenville Road, Suite 25
                                       Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Futter                        President and Trustee
                                       American Museum of Natural History
                                       Central Park West at 79th Street
                                       New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III                  President and Chief Executive Officer
                                       The College Fund/UNCF
                                       9860 Willow Oaks Corporate Drive
                                       P.O. Box 10444
                                       Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.              Chairman of the Board and
                                         Chief Executive Officer
                                       J.P. Morgan Chase & Co.
                                       270 Park Avenue, 8th Floor
                                       New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                      Of Counsel
                                       Skadden, Arps, Slate, Meagher & Flom LLP
                                       Four Times Square
                                       New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                        Chairman of the Board and
                                         Chief Executive Officer
                                       Exxon Mobil Corporation
                                       5959 Las Colinas Boulevard
                                       Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                      Chairman of the Board
                                       American Home Products Corporation
                                       5 Giralda Farms
                                       Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                         Chief Executive Officer
                                       U.S. Olympic Committee
                                       One Olympic Plaza
                                       Colorado Springs, CO  80909
--------------------------------------------------------------------------------
 Marina v.N. Whitman                   Professor of Business Administration
                                         and Public Policy
                                       The University of Michigan
                                       School of Public Policy
                                       411 Lorch Hall, 611 Tappan Street
                                       Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


                               Page 12 of 12 Pages